UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 13, 2021

GS Acquisition Holdings Corp II

(Exact name of registrant as specified in its charter)

Delaware	001-39352	83-0974996
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

200 West Street New York, New York	10282
(Address of principal executive offices)	(Zip Code)

(212) 902-1000

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-quarter of one redeemable warrant	GSAH.U	New York Stock Exchange
Class A common stock, par value $0.0001 per share	GSAH	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	GSAH WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

On June 30, 2021, GS Acquisition Holdings Corp II, a Delaware corporation (the “Company” or “GSAH”) filed a registration statement on Form S-4 (File No. 333- 257535) (as amended, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) in connection with the Company’s proposed business combination with Mirion Technologies (TopCo), Ltd., a Jersey private company limited by shares (“Mirion”), pursuant to that certain Business Combination Agreement, dated as of June 17, 2021 (the “Business Combination Agreement,” and the transactions contemplated therein, the “Business Combination”), by and among GSAH, Mirion, CCP IX LP No. 1, CCP IX LP No. 2, CCP IX Co-Investment LP and CCP IX Co-Investment No. 2 LP (collectively, the “Charterhouse Parties”), each acting by their general partner, Charterhouse General Partners (IX) Limited, for the limited purpose set forth therein, each of the other persons set forth on Annex I thereto (together with the Charterhouse Parties, the “Supporting Mirion Holders”) and the other holders of existing shares of Mirion who become a party thereto by executing a joinder agreement (each, a “Joining Seller” and, collectively, the “Joining Sellers” and, together with each Supporting Mirion Holder, each, a “Seller” and, collectively, the “Sellers”). On September 29, 2021, the Registration Statement was declared effective by the SEC and GSAH filed a definitive proxy statement/prospectus relating to the special meeting of stockholders of GSAH scheduled to be held on October 19, 2021 (the “definitive proxy statement/prospectus”) to, among other things, obtain the approvals required for the Business Combination and the other transactions and ancillary agreements contemplated by the Business Combination Agreement.

Since the initial filing of the Registration Statement, GSAH has received four letters on behalf of putative stockholders and one action has been filed in New York alleging that the Registration Statement is false and misleading and/or omits material information concerning the Business Combination in violation of the federal securities laws and/or state law fiduciary duties (the “Stockholder Demands”). GSAH denies that it has violated any laws or it or its board has breached any duties to stockholders and believes the claims in the Stockholder Demands are without merit and that the definitive proxy statement/prospectus contains all material information required to be disclosed and that no supplemental disclosure is required. Nevertheless, as the outcome of the pending lawsuit is uncertain, cannot be predicted with any certainty and may cause delays to the closing of the Business Combination, and to eliminate the burden and expense of litigation, GSAH has decided to voluntarily make the following supplemental disclosures in Supplement No. 1 to the definitive proxy statement/prospectus set forth below.

SUPPLEMENT NO. 1 TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the definitive proxy statement/prospectus, which should be read in its entirety. Page references in the below disclosures are to pages in the definitive proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the definitive proxy statement/prospectus. To the extent the following information differs from or conflicts with the information contained in the definitive proxy statement/prospectus, the information set forth below shall be deemed to supersede the respective information in the definitive proxy statement/prospectus. GSAH denies any alleged violations of law or any legal or equitable duty. Without admitting in any way that the disclosures below are material or otherwise required by law, GSAH makes the following amended and supplemental disclosures solely for the purpose of mooting the pending lawsuit.

The section of the definitive proxy statement/prospectus entitled “Proposal No. 1—The Business Combination Proposal—Background of the Transactions” is hereby amended and supplemented as follows:

The first paragraph on page 181 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

On June 29, 2020, the Company completed its IPO. After the completion of our IPO, the Company commenced an active search for business combination candidates using the Company’s network of investment bankers, private equity firms, consulting firms, and numerous other business relationships. During this period, the Company retained the Goldman Sachs Investment Banking Division to act as financial advisor to the Company and will receive compensation in connection therewith. In selecting Goldman Sachs as financial advisor (including as placement agent in connection with the PIPE Investment) the Company considered, among other things, (1) Goldman Sachs’ familiarity with the Company, including as a result of Goldman Sachs acting as book-running manager of the

Company’s IPO, (2) the fee to be paid to Goldman Sachs compared to the fees that the Company believed would be typical in connection with an investment bank serving as financial advisor for a business combination valued at over $2.5 billion (and as placement agent in an approximately $900 million private placement) as well as the other terms of the engagement letter, (3) the Company’s belief that, as an internationally recognized investment banking firm with substantial experience in similar transactions, Goldman Sachs was well equipped to help the Company execute the Business Combination (and the PIPE Investment), and (4) that the Company previously disclosed, among other potential conflicts, that it may engage Goldman Sachs in connection with the Company’s initial business combination in its prospectus related to its IPO and its Annual Report on Form 10-K for the year ended December 31, 2020. Pursuant to the terms of Goldman Sachs’ engagement letter, in addition to previously paid underwriting fees, administrative fees and certain expense reimbursement, the Company has agreed to pay Goldman Sachs a transaction fee in an amount to be mutually agreed by the Company and Goldman Sachs in good faith upon the consummation of the Business Combination. In addition, the Company has agreed to reimburse Goldman Sachs for certain expenses and to indemnify it against certain liabilities arising out of its engagement. See the section entitled “Interests of Goldman Sachs Parties and Certain Other Persons.”

The fourth paragraph on page 181 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

Throughout the evaluation process, the Company evaluated over 800 potential acquisition targets and made contact with representatives of over 50 of such potential targets to discuss a potential business combination transaction, ultimately receiving detailed information on 20 such potential targets (such other potential targets, the “Other Targets”) and entering into non-disclosure agreements with 16 of the Other Targets, in addition to Mirion, none of which contained standstill provisions with respect to the Company’s securities . The company submitted a proposal on six of the Other Targets. The Company did not enter into exclusivity, nor did the Company agree to terms, with any of the potential targets other than Mirion and Company A, as described below.

The second paragraph on page 183 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

On February 3, 2021, representatives of the Company submitted a preliminary indication of interest to representatives of Charterhouse (the “February 3 Letter”). The February 3 Letter described the Company’s interest in a business combination and contemplated a 100% acquisition of Mirion by the Company ascribing an enterprise value of $2.4 billion, and proposed a 30-day exclusivity period. The valuation was developed through relative valuation analysis as compared to Mirion’s public peers.

The seventh paragraph on page 183 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

On February 15, 2021, representatives of Charterhouse sent a draft confidentiality agreement to representatives of the Company. Between February 15, 2021 and February 18, 2021, representatives of the Company and representatives of Charterhouse negotiated the confidentiality agreement covering confidential and proprietary information of Mirion and its affiliates. On February 18, 2021, the Company entered into the confidentiality agreement with Mirion, which did not contain a standstill provision with respect to the Company’s securities.

The section of the definitive proxy statement/prospectus entitled “Proposal No. 1—The Business Combination Proposal— Satisfaction of 80% Test” is hereby amended and supplemented as follows:

The paragraph following the subheading “Satisfaction of the 80% Test” and projections table on page 195 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

The NYSE rules require that our initial business combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the trust account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount). Based on the financial analysis of Mirion generally used to approve the transaction, our Board determined that this requirement was met. Our Board determined that the consideration being paid in the

Business Combination, which amount was negotiated at arms-length, was fair to and in the best interests of GSAH and its stockholders and appropriately reflected Mirion’s value. In reaching its conclusion on the 80% asset test, our Board used as a fair market value the $2.5 billion enterprise value for Mirion which was implied based on the terms of the Business Combination agreed to by the parties in negotiating the Business Combination Agreement. The implied fair market value is calculated by adding (i) the approximately $2.0 billion common equity value, and (ii) approximately $500 million of pro forma net debt assuming no redemptions as of June 30, 2021.

In addition, since the filing of the definitive proxy statement/prospectus on September 29, 2021, the Ministry of Economic Affairs and Employment of Finland on October 1, 2021, and the French Minister for Economy on October 8, 2021 each provided clearance for the Business Combination. GSAH has therefore decided to make the following supplemental disclosures in Supplement No. 2 to the definitive proxy statement/prospectus set forth below.

SUPPLEMENT NO. 2 TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

This supplemental information should be read in conjunction with the definitive proxy statement/prospectus, which should be read in its entirety. Page references in the below disclosures are to pages in the definitive proxy statement/prospectus, and defined terms used but not defined herein have the meanings set forth in the definitive proxy statement/prospectus. To the extent the following information differs from or conflicts with the information contained in the definitive proxy statement/prospectus, the information set forth below shall be deemed to supersede the respective information in the definitive proxy statement/prospectus.

The section of the definitive proxy statement/prospectus entitled “Summary of the Proxy Statement/Prospectus—Regulatory Matters” is hereby amended and supplemented as follows:

The third paragraph following the subheading “Regulatory Matters” on page 65 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

Additionally, under applicable laws and regulatory regimes in certain foreign jurisdictions, certain transactions may not be consummated until approval is granted or applicable waiting periods expire or terminate. The Business Combination is subject to applicable foreign direct investment (“FDI”) laws in certain jurisdictions, and may not be consummated until approval or expiration of the applicable waiting periods under these FDI laws, including in Finland, France, Germany and possibly the United Kingdom, and may not be completed until such approvals are obtained or the applicable waiting periods have expired. As of October 8, 2021, each of the applicable FDI authorities in Finland, France and Germany have provided clearance for the Business Combination, and no additional regulatory or FDI approvals in the United Kingdom or other countries are expected to be required or a condition to closing of the Business Combination.

The section of the definitive proxy statement/prospectus entitled “Risk Factors—Risks Related to the Business Combination and GSAH” is hereby amended and supplemented as follows:

A new fifth paragraph following the subheading “Certain regulatory approvals are closing conditions to the Business Combination. Such regulatory approvals may not be received, may take longer to receive than expected, or may be subject to conditions that are not presently anticipated, any of which could delay or prevent the Closing” on page 116 of the definitive proxy statement/prospectus is hereby added (new language indicated by bold underline):

As of October 8, 2021, each of the applicable FDI authorities in Finland, France and Germany have provided clearance for the Business Combination, and no additional regulatory or FDI approvals in the United Kingdom or other countries are expected to be required or a condition to closing of the Business Combination.

The section of the definitive proxy statement/prospectus entitled “Proposal No. 1—The Business Combination Proposal—Regulatory Matters” is hereby amended and supplemented as follows:

The third paragraph following the subheading “Regulatory Matters” on page 209 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

Additionally, under applicable foreign direct investment (“FDI”) laws in certain foreign jurisdictions, certain transactions may not be consummated until approval is granted or applicable waiting periods expire or terminate. The Business Combination is subject to these requirements in Finland, France, Germany and possibly the United Kingdom, and may not be completed until such approvals are obtained or the applicable waiting periods have expired. As of October 8, 2021, each of the applicable authorities in Finland, France and Germany have provided clearance for the Business Combination, and no additional regulatory or FDI approvals in the United Kingdom or any other country are expected to be required or a condition to closing of the Business Combination.

The second paragraph following the subheading “Finnish FDI” on page 209 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

On October 1, 2021, the Ministry provided clearance for the Business Combination.

The fifth paragraph following the subheading “French FDI” on page 210 of the definitive proxy statement/prospectus is amended and restated in its entirety (new language indicated by bold underline):

On October 8, 2021, the French Minister for Economy provided clearance for the Business Combination subject to certain conditions set forth in a commitment letter entered into by GSAH. The commitments relate to maintaining certain industrial capacities for French customers in France and include restrictions on the transfer of certain French intellectual property and the protection of sensitive data. GSAH believes that the commitments will not impact Mirion’s business from how it is presently conducted in any material respect.

Forward-Looking Statements

This Current Report contains “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the vote to approve the potential business combination. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Current Report, words such as “pro forma,” “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When the Company or Mirion discusses its strategies or plans, including as they relate to the potential transaction, it is making projections, forecasts and forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, the Company’s or Mirion’s management.

These forward-looking statements involve significant risk and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company and Mirion’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the Company’s ability to complete the potential transaction; (2) satisfaction or waiver (if applicable) of the conditions to the potential transaction, including with respect to the approval of the stockholders of the Company; (3) the ability to maintain the listing of the combined company’s securities on the New York Stock Exchange; (4) the inability to complete the PIPE Investment; (5) the risk that the proposed transaction disrupts current plans and operations of the Company or Mirion as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the potential transaction; (9) the possibility that the Company and Mirion may be adversely affected by other economic, business and/or competitive factors; (10) the outcome of any legal proceedings that may be instituted against the Company and

Mirion or any of their respective directors or officers, following the announcement of the potential transaction; (11) the failure to realize anticipated pro forma results or projections and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments; (12) future global, regional or local political, market and social conditions, including due to the COVID-19 pandemic; and (13) other risks and uncertainties indicated from time to time in the definitive proxy statement of the Company, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by the Company.

Forward-looking statements included in this Current Report speak only as of the date of this Current Report. Neither the Company nor Mirion undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this Current Report. Additional risks and uncertainties are identified and discussed in the Company’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Additional Information about the Transaction and Where to Find It

In connection with the proposed Business Combination, a registration statement on Form S-4 (File No. 333-257535) was filed by the Company with the SEC and has been declared effective. The Form S-4 includes a proxy statement in connection with the solicitation of proxies for the vote by the Company’s stockholders in connection with the proposed Business Combination and other matters as described in the Form S-4, as well as a prospectus relating to the offer of the securities to be issued in connection with the completion of the proposed Business Combination. The Company and Mirion urge investors, stockholders and other interested persons to read the Form S-4 and the proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the Company, Mirion and the proposed Business Combination. Stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: IR-GSacquisition@gs.com.

Participants in the Solicitation

The Company and Mirion and their respective directors and officers may be deemed participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed Business Combination. The Company’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of the Company in the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020, which was filed with the SEC on May 17, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed Business Combination and other matters to be voted upon at the special meeting is set forth in the proxy statement/prospectus for the proposed Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed Business Combination will be included in the preliminary proxy statement/prospectus that the Company intends to file with the SEC.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GS Acquisition Holdings Corp II

Date: October 13, 2021	By:	/s/ Tom Knott
	Name:	Tom Knott
	Title:	Chief Executive Officer, Chief Financial Officer and Secretary